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                        UNITED STATES               OMB Number:  3235-0145
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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                        People's Savings Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   712300-10-2
              ----------------------------------------------------
                                 (CUSIP Number)


                                 John V. Brennan
                          Webster Financial Corporation
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 755-1422
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 4, 1997
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP No.     712300-10-2                  Page     2     of     6     Pages
          ------------------                    ---------    ---------
------------------------------             -------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Webster Financial Corporation

        I.R.S. Employer Identification No.:  06-1187536
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   537,167*

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                - 0 -
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON                    537,167*
          WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   - 0 -

------- -----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        537,167*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO; HC
--------------------------------------------------------------------------------
* Of the 537,167 shares shown, 476,167 shares are purchasable by Webster Financial Corporation ("Webster") only upon exercise of an option (the "Option") issued to Webster by People's Savings Financial Corp. ("People's") pursuant to the Option Agreement, dated as of April 4, 1997, between Webster and People's. Prior to the exercise of the Option, Webster is not entitled to any rights as a shareholder of People's with respect to the 476,167 shares. The Option may only be exercised upon the happening of certain events, as further referenced to in
Item 4, and none of which has occurred as of the date hereof. Webster expressly disclaims beneficial ownership of any of the 476,167 shares of People's which are purchasable upon exercise of the Option.

Item 1.           Security and Issuer
                  -------------------

                  This statement relates to the common stock, par value $1.00 per share (the "People's Common Stock"), of People's Savings Financial Corp. (the "Issuer" or "People's"). The principal executive offices of the Issuer are located at 123 Broad Street, New Britain, Connecticut 06053.

Item 2.           Identity and Background
                  -----------------------

                  This statement is being filed by Webster Financial Corporation, a Delaware corporation ("Webster"), which is the holding company for Webster Bank, a federal savings bank headquartered in Waterbury, Connecticut ("Webster Bank"). Webster's principal business is the business of the Bank. The principal office of Webster is located at Webster Plaza, Waterbury, Connecticut 06702. Webster has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Webster. To Webster's knowledge, each of the directors and executive officers of Webster is a United States citizen, and, during the past five years, none of such directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------
                  It is presently anticipated that any purchases of the 476,167 shares of People's Common Stock subject to the Option (defined in Item 4) would be made with funds obtained from Webster's working capital. The 61,000 outstanding shares of People's Common Stock beneficially owned by Webster and not subject to the Option were purchased by Webster with funds obtained from Webster's working capital in the aggregate amount of $1,143,093

Item 4.           Purpose of Transaction
                  ----------------------

                  Webster and People's have entered into an option agreement dated as of April 4, 1997 (the "Option Agreement"), pursuant to which People's granted Webster an unconditional, irrevocable option (the "Option") to purchase up to 476,167 shares of eople's Common Stock at a price of $25.00 per share, subject to adjustment as provided in the Option Agreement. The Option is exercisable or transferable only upon certain events as described in the Option Agreement, none of which has occurred as of the date of this Schedule 13D. A copy of the Option Agreement is incorporated by reference herein as Exhibit 2.2.

                  The Option Agreement was entered into as an inducement to Webster to enter into an Agreement and Plan of Merger (the "Agreement"), among People's, Webster and Webster Subsidiary Corporation ("Merger Sub"), pursuant to which Webster will acquire People's through a merger of People's into Merger Sub (the "Merger"). Pursuant to the Agreement, each issued and outstanding share of People's Common Stock will be converted into and exchangeable for the equivalent of $34.00 in value of Webster common stock, par value $.01 per share ("Webster Common Stock"), subject to adjustment as provided therein. The exchange ratio will be determined by dividing $34.00 by the average closing price of Webster Common Stock for a specified 15-day trading period. If the average closing price of Webster Common Stock is above $40.00 or falls between $32.00 and $34.00 for the trading period, the exchange ratio will be fixed at .85 or 1.00, respectively. If the average closing price is below $32.00, People's has the right to terminate the transaction unless Webster increases the exchange ratio to 1.0625. The Agreement has been approved by the Boards of Directors of both Webster and People's. A copy of the Agreement is incorporated by reference herein as Exhibit 2.1. The Merger is subject to various federal and state regulatory approvals, approval of People's shareholders by a two-thirds vote of its outstanding shares, and satisfaction of other customary closing conditions.

                  Certain directors and affiliates of People's have entered into
a  stockholder   agreement,   dated  as  of  April  4,  1997  (the  "Stockholder
Agreement"), as provided for, and attached to, the Agreement.

                  The 61,000 shares of People's Common Stock beneficially owned by Webster and not subject to the Option were acquired by Webster for investment purposes and prior to Webster's negotiations to acquire People's.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  The 476,167 newly issued shares of People's Common Stock that Webster has the right to acquire pursuant to the Option are equal to 19.99% of the total of (i) the number of outstanding shares of People's Common Stock and
(ii) the 476,167 shares issuable pursuant to the Option. Webster expressly disclaims beneficial ownership of the 476,167 shares of People's Common Stock subject to the Option because the Option is exercisable only upon certain events, as described in the Option Agreement. If Webster were to exercise the Option, Webster would have the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of the shares acquired.

                  Webster has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of the 61,000 outstanding shares of People's Common Stock beneficially owned by Webster and not subject to the Option.

                  If Webster were to exercise the Option, Webster would be the beneficial owner of 537,167 shares of People's Common Stock, which are equal to 22.5% of the total of the number of outstanding shares.

                  Except as set forth in Item 4, to Webster's knowledge, (i) neither Webster nor any subsidiary or affiliate of Webster, nor any director or executive officer of Webster beneficially owns any shares of People's Common Stock; and (ii) there have been no transactions in People's Common Stock during the past 60 days by Webster or by any of Webster's subsidiaries, affiliates, directors or executive officers.

                  No person other than Webster has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of People's Common Stock beneficially owed by Webster.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------

                  As described in Item 4 above and incorporated by reference herein as Exhibits 2.1 and 2.2 hereto, Webster has entered into the Agreement and the Option Agreement with People's. Webster and certain directors and affiliates of People's have entered into the Stockholder Agreement. Other than the foregoing, or as referred to in the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any person with respect to any securities of People's.

                  The foregoing descriptions of the Agreement and the Option Agreement do not purport to be complete, and are qualified in their entirety by the terms of such documents which are incorporated by reference herein as exhibits to this statement.

                  Subject to the foregoing and except as described in this statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Webster and any persons with respect to any securities of the Issuer.

Item 7.             Materials to be Filed as Exhibits
                    ---------------------------------

Exhibit 2.1*        Agreement and Plan of Merger,  dated as of April 4, 1997, by
                    and   between   Webster   Financial   Corporation,   Webster
                    Subsidiary Corporation and People's Savings Financial Corp.

Exhibit 2.2* Option Agreement, dated as of April 4, 1997, by and between Webster Financial Corporation and People's Savings Financial Corp.

Appendix 1          Directors  and  Executive   Officers  of  Webster  Financial
                    Corporation

------------
* Incorporated by reference to the Report of Webster Financial Corporation on Form 8-K, filed with the Securities and Exchange Commission on April 14, 1997 (File. No. 000-15213).

Signature
---------
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                     WEBSTER FINANCIAL CORPORATION


Dated:  April 11, 1997               By:    /s/ John V. Brennan
                                            ------------------------------------

                                     Name:  John V. Brennan
                                            ------------------------------------

                                     Title: Executive Vice President,
                                             Chief Financial Officer
                                             and Treasurer
                                             (Principal Financial Officer)
                                            ------------------------------------

                                                                      APPENDIX 1
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          WEBSTER FINANCIAL CORPORATION


NAME AND PRINCIPAL OCCUPATION                      BUSINESS ADDRESS
-----------------------------                      ----------------

Directors:
----------
Harold W. Smith                                    Webster Financial Corporation
Chairman Emeritus                                  Webster Plaza
Webster Financial Corporation                      Waterbury, CT  06702

John J. Crawford                                   Webster Financial Corporation
President and Chief Executive Officer              Webster Plaza
South Central Connecticut Regional                 Waterbury, CT  06702
  Water Authority
90 Sargent Drive
New Haven, CT  06511

Achille A. Apicella                                Webster Financial Corporation
President                                          Webster Plaza
Apicella, Testa & Company P.C.                     Waterbury, CT  06702
680 Bridgeport Avenue
Shelton, CT  06484

Joel S. Becker                                     Webster Financial Corporation
Chairman and Chief Executive Officer               Webster Plaza
Torrington Supply Company, Inc.                    Waterbury, CT  06702
P.O. Box 2838
Waterbury, CT  06720

O. Joseph Bizzozero, Jr., M.D.                     Webster Financial Corporation
Physician, BCB Medical Group                       Webster Plaza
140 Grandview Avenue                               Waterbury, CT  06702
Waterbury, CT  06708

Harry P. DiAdamo, Jr.                              Webster Financial Corporation
Director                                           Webster Plaza
Webster Financial Corporation                      Waterbury, CT  06702

Robert A. Finkenzeller                             Webster Financial Corporation
President, Eyelet Crafters, Inc.                   Webster Plaza
2712 South Main Street                             Waterbury, CT  06702
Waterbury, CT  06706

Walter R. Griffin                                  Webster Financial Corporation
Griffin, Griffin & O'Brien, P.C.                   Webster Plaza
Webster Plaza                                      Waterbury, CT  06702
Waterbury, CT  06702

J. Gregory Hickey, CPA                             Webster Financial Corporation
Retired Managing Partner of Hartford               Webster Plaza
 Office of Ernst & Young, LLP                      Waterbury, CT  06702

C. Michael Jacobi                                  Webster Financial Corporation
President and Chief Executive Officer              Webster Plaza
Timex Corporation                                  Waterbury, CT  06702
P.O. Box 810
Middlebury, CT  06762

James C. Smith                                     Webster Financial Corporation
Chairman and Chief Executive Officer               Webster Plaza
Webster Financial Corporation                      Waterbury, CT  06702

Sister Marguerite Waite, C.S.J.                    Webster Financial Corporation
President and Chief Executive Officer              Webster Plaza
  and Treasurer                                    Waterbury, CT  06702
St. Mary's Hospital
56 Franklin Street
Waterbury, CT  06702

Executive Officers who are not Directors:
-----------------------------------------
Lee A. Gagnon                                      Webster Financial Corporation
Executive Vice President, Chief Operating          Webster Plaza
  Officer and Secretary                            Waterbury, CT  06702

John V. Brennan                                    Webster Financial Corporation
Executive Vice President, Chief Financial          Webster Plaza
  Officer and Treasurer                            Waterbury, CT  06702

Ross M. Strickland                                 Webster Financial Corporation
Executive Vice President, Mortgage Banking         Webster Plaza
                                                   Waterbury, CT  06702

Peter K. Mulligan                                  Webster Financial Corporation
Executive Vice President, Consumer Banking         Webster Plaza
                                                   Waterbury, CT  06702

William T. Bromage                                 Webster Financial Corporation
Executive Vice President, Business Banking         Webster Plaza
                                                   Waterbury, CT  06702